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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1.   Name and Address of Reporting Person: Mark A. Scharmann

2.   Issuer Name and Ticker or Trading Symbol: PPIK

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year: 03/00

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below (X) 10% Owner ( ) Other
     Title: President

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I
NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security:  Common Stock
2. Transaction Date (Month/Day/Year):  03/09/00
3. Transaction Code:    Code:   (J)*
4. Securities Acquired (A) or Disposed of (D):
   (A) Amount: 10,910,843
       Price: $109,108.43
5. Amount of Securities Beneficially Owned at End of Month: 11,958,925
6. Ownership Form:  Direct (D) or Indirect (I):  (D)
7. Nature of Indirect Beneficial Ownership: N/A

TABLE II
DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF OR BENEFICIALLY OWNED

1. Title of Derivative Security:
2. Conversion or Exercise Price of Derivative Security:
3. Transaction Date (Month/Day/Year):
4. Transaction Code:
5. Number of Derivative Securities Acquired (A) or Disposed of (D):
6. Date Exercisable and Expiration Date (Month/Day/Year):
7. Title and Amount of Underlying Securities:
8. Price of Derivative Security:
9. Number of Derivative Securities Beneficially Owned at End of Month:
10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I):
11.  Nature of Indirect Beneficial Ownership:

Explanation of Responses: *Shares were issued in connection with the conversion of debt pursuant to a Master Promissory Note.

Signature of Reporting Person:/S/Mark A. Scharmann
Date:     5/23/00